FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2018

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

NOTICE OF REDEMPTION TO THE HOLDERS OF

ABBEY NATIONAL CAPITAL TRUST I

8.963% Noncumulative Trust Preferred Securities

CUSIP No: 002927AA9

ISIN No: US002927AA95

October 12, 2018

NOTICE IS HEREBY GIVEN that, pursuant to Sections 8.03(a) and 8.03(b) of the Amended and Restated Declaration of Trust of Abbey National Capital Trust I, a Delaware statutory trust (the “Trust”), dated as of February 7, 2000 (the “Declaration of Trust”) by and among Abbey National GP (Jersey) Limited, as sponsor (the “Sponsor”), Abbey National Capital LP I, a Delaware limited partnership (the “Partnership”), Santander UK plc (formerly Abbey National plc), a public limited company incorporated and registered in England and Wales (the “Guarantor”), The Bank of New York Mellon (formerly known as The Bank of New York), a New York banking corporation, as property trustee (the “Property Trustee”), BNY Mellon Trust of Delaware (formerly known as BNYM (Delaware), formerly known as The Bank of New York (Delaware)), a Delaware banking corporation, as Delaware trustee (the “Delaware Trustee”), and the Holders, from time to time, of undivided beneficial interests in the assets of the Trust, as amended from time to time, relating to the above-referenced 8.963% Noncumulative Trust Preferred Securities (the “Trust Preferred Securities”), the Trust shall redeem, on November 15, 2018 (the “Redemption Date”) all of the Trust Preferred Securities outstanding on the Redemption Date at the Redemption Price. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Declaration of Trust.

For the purpose of this notice, the “Redemption Price” shall mean a Pro Rata amount for which the Trust Preferred Securities will be redeemed, which amount will be the lesser of:

(i)	the redemption price paid by the Partnership (including premium, if any, payable under the Partnership Agreement) to redeem, in whole or in part, the Partnership Preferred Securities held by the Trust plus an amount equal to accrued and unpaid Distributions (if any, without duplication) on such Trust Securities through their date of redemption;

AND

(ii)	the amount received by the Trust in respect of the Partnership Preferred Securities so redeemed.

Holders of the Trust Preferred Securities will be paid the Redemption Price upon presentation and surrender of their Trust Preferred Securities for redemption at the following addresses:

By registered mail or certified mail	By regular mail or overnight courier	By hand

The Bank of New York Mellon One Canada Square London E14 5AL	The Bank of New York Mellon One Canada Square London E14 5AL	The Bank of New York Mellon One Canada Square London E14 5AL
For inquiries email CORPSOV4@bnymellon.com

Upon receipt of funds for such purpose from the Trust, the Property Trustee shall pay, in immediately available funds, the Redemption Price of such Trust Preferred Securities to the registered Holder of all Trust Preferred Securities outstanding, Cede & Co., the nominee for The Depository Trust Company (“DTC”), in accordance with applicable DTC procedures.

On the Redemption Date, (i) the Redemption Price will become due and payable on the Trust Preferred Securities, (ii) unless the Company defaults in making payment of the Redemption Price, Distributions on the Trust Preferred Securities shall cease to accrue on and after the Redemption Date and (iii) the only remaining right of the Holder with respect to the Trust Preferred Securities will be to receive payment of the Redemption Price upon surrender to the Property Trustee.

Pursuant to Section 8.03(b) of the Declaration of Trust, this notice shall be irrevocable.

*No representation is made as to the correctness of the CUSIP number either as printed on the Trust Preferred Securities or as contained in this Notice of Redemption and the holder should rely only on the other identification numbers printed on the Trust Preferred Securities.

IMPORTANT TAX INFORMATION

Under current United States federal income tax law, backup withholding, at a rate of 24%, generally may apply to the payment of gross redemption proceeds, unless (i) in the case of a holder that is a beneficial owner of Trust Preferred Securities and that is a United States person (as determined for U.S. federal income tax purposes), the applicable withholding agent has received a properly completed IRS Form W-9 setting forth the holder’s taxpayer identification number, or (ii) the holder otherwise establishes an exemption. A holder that is a beneficial owner of Trust Preferred Securities and that is not a United States person (as determined for U.S. federal income tax purposes) generally may establish an exemption from backup withholding by providing to the applicable withholding agent the applicable IRS Form W-8, upon which it certifies its foreign status. IRS forms may be obtained from the IRS website, www.irs.gov. Holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of Trust Preferred Securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 12 October 2018	By /s/ J Wainwright (Authorised Signatory)